SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Image Sensing Systems, Inc.

(Name of Subject Company (issuer))

Image Sensing Systems, Inc.

(Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 Par Value Per Share, of Image Sensing Systems, Inc.

(Title of Class of Securities)

45244C104

(CUSIP Number of Class of Securities)

Gregory R. L. Smith

Chief Financial Officer

Image Sensing Systems, Inc.

500 Spruce Tree Centre

1600 University Avenue West

St. Paul, Minnesota 55104

(651) 603-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Person)

Copy to:

Michele D. Vaillancourt

Winthrop & Weinstine, P.A.

225 South Sixth Street, Suite 3500

Minneapolis, Minnesota 55402

(612) 604-6400

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$543,375	$30.32

*

Calculated solely for the purpose of determining the amount of the filing fee. The calculation of the transaction value assumes that options to purchase 172,500 shares of common stock of Image Sensing Systems, Inc. having an aggregate value of $543,375 will be eligible for exchange and will be tendered pursuant to this offer. The aggregate value of the options was calculated using the Black-Scholes option pricing model based on a price per share of common stock of $9.00, which was the closing price of the common stock of Image Sensing Systems, Inc. as reported on The NASDAQ Capital Market on May 21, 2009. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 0.00005580 times the transaction valuation or $55.80 per $1,000,000 of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $30.32

Form or Registration No.:  005-56343

Filing Party:  Image Sensing Systems, Inc.

Date Filed:  May 22, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE

This Amendment No. 1 on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Image Sensing Systems, Inc., a Minnesota corporation (“ISS”), with the Securities and Exchange Commission on May 22, 2009 (the “Schedule TO”). The Schedule TO related to ISS’ offer to its eligible employees to exchange their eligible options for new options (the “option exchange program”) on the terms and subject to the conditions described in ISS’ offer to exchange dated May 22, 2009 filed as Exhibit (a)(1) to the Schedule TO.

This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended, for the purpose of reporting the results of the option exchange program. It amends only the Items of the Schedule TO set forth below. Except as expressly amended and supplemented by this Amendment, the information in the Schedule TO, including the exhibits thereto, remains unchanged. All defined terms used in this Amendment have the same meaning as in the offer to exchange.

ITEM 4.  TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO, which incorporates by reference the information contained in the offer to exchange, is hereby amended and supplemented by adding the following:

The option exchange program expired at 9:00 p.m. Central Time, on Monday, June 22, 2009. In the option exchange program, eligible employees who could participate in the option exchange program tendered, and ISS accepted for cancellation, eligible options to purchase an aggregate of 168,500 shares of the ISS’ common stock from 13 of the 14 participants eligible to participate in the option exchange program, representing 98% of the total shares of common stock underlying eligible options that could have been exchanged for new options in the option exchange program. ISS issued new options to purchase an aggregate of 168,500 shares of common stock in exchange for the cancellation of the tendered eligible options. The exercise price per share of each new option granted in the option exchange program is $9.22, which equals the closing sales price of the common stock as reported on The NASDAQ Capital Market on June 22, 2009, which is the grant date of the new options.

ITEM 12.  EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)*	Offer to Exchange dated May 22, 2009
(a)(2)*	Form of Election to Participate
(a)(3)*	Form of Confirmation to Employees of Receipt of Election to Participate in the Offer to Exchange
(a)(4)*	Form of Notice of Withdrawal
(a)(5)*	Form of Confirmation to Employees of Receipt of Notice of Withdrawal
(a)(6)*	The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission (“SEC”) on March 26, 2009 (incorporated herein by reference)
(a)(7)*	The Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC on May 14, 2009 (incorporated herein by reference)
(b)	Not Applicable
(d)(1)*

Image Sensing Systems, Inc. 2005 Stock Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-8 (Registration No. 333-152117) filed with the SEC on July 3, 2008)

(g)	Not applicable
(h)	Not applicable

_____________

*	Exhibit previously filed.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Date: June 23, 2009

Image Sensing Systems, Inc.

By:	/s/ Gregory R. L. Smith
Gregory R. L. Smith Chief Financial Officer